

April 3, 2014

Via E-mail
Mr. Stuart G. Hagler
Chief Executive Officer
TransCoastal Corporation
17304 Preston Road, Suite 700
Dallas, TX 75252

>   **Re: TransCoastal Corporation**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed February 26, 2014**
>   **Response dated March 28, 2014**
>   **File No. 333-191566**
>   **Forms 10-K for Fiscal Years Ended**
>   **December 31, 2011 and December 31, 2012**
>   **Filed February 23, 2012 and February 26, 2013**
>   **Forms 10-Q for the Fiscal Quarters Ended**
>   **June 30, 2013 and September 30, 2013**
>   **Filed August 14, 2013 and November 12, 2013**
>   **File No. 1-14665**

Dear Mr. Hagler:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Form 10-K for the Fiscal Years Ended December 31, 2012 and December 31, 2011

Form 10-Q for the Fiscal Quarters ended September 30, 2013 and June 30, 2013

General

1.   We note your response to prior comment 1 from our letter dated March 25, 2014 and that you have created new reports showing the effects of excluding the four Savell PUDs and

the related adjustments to depletion expense on your financial statements. You state that you consider these adjustments to be immaterial. Please explain to us in detail how you determined that this adjustment was immaterial to your financial statements in all periods affected. Please ensure your response addresses both the quantitative and qualitative factors outlined in SEC Staff Accounting Bulletin No. 99 as well as any other factors considered.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact Ronald Winfrey at (202) 551-3704. Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Craig G. Ongley
       Kane Russell Coleman & Logan PC